[LETTERHEAD]
                                    Pop N Go
                            12429 East Putman Street
                               Whitter, CA 90603

May 11, 2005

VIA TELEFAX AND REGULAR MAIL

Pamela A. Long
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 0409
Washington, D.C. 20549

Re:	Pop N Go, Inc.
Registration Statement on Form SB-2
File No. 333-122694
Filed February 10, 2005

Dear Ms. Long:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated March 8, 2005 regarding our Registration Statement SB-2 filed on February 10, 2005. We are providing the following letter containing our responses.

FORM SB-2 FILED FEBRUARY 10, 2005

2005 General

COMMENT 1: Please revise the prospectus to discuss whether you are seeking shareholder approval to increase the number of authorized shares. We note the preliminary proxy statement that was filed in December 2004. We remind you that you are required to file a definitive proxy statement prior to mailing the materials to your shareholders

RESPONSE: We have revised the prospectus to discuss the fact that we are going to seek shareholder approval to increase the number of our authorized shares.

Prospectus Summary

Defaults on Convertible Debentures and Promissory Notes

COMMENT 2: We note that you intend to become current on your defaulted obligations by converting debentures and promissory notes to common stock and/or issuing long-term promissory notes. Please disclose prominently that there is no assurance that the holders of these debentures and notes will agree to this arrangement. Consideration should be given to what, if any, disclosure you should make with respect to use of the advances under the Equity Distribution Agreement for repayment of these obligations.

RESPONSE: We have added the disclosure as requested. We do not intend to use any of the advances under the Equity Distribution Agreement for repayment of these obligations.

COMMENT 3: We note that you have reached an agreement with one promissory note holder to repay an obligation prior to February 15, 2005. Please update this prospectus to the latest practicable date and disclose whether this repayment occurred and in what form. For instance, disclose whether the repayment was in cash or common stock and discuss the altered terms of the original obligation.

RESPONSE: We have added the disclosure as requested.

The Offering, page 2

COMMENT 4: We note your statement in this section and elsewhere that the total amount of financing that Cornell Capital Partners has committed to provide you pursuant to the terms and conditions of the Equity Distribution Agreement is $5,000,000. This amount does not appear to take into account the 5% underwriting discount retained by Cornell. Please revise your disclosure accordingly

RESPONSE: We have added the disclosure as requested.

COMMENT 5: Please disclose that due to the dilutive effect of your financing arrangements, there is no assurance your shareholders would authorize the increase in the number of shares necessary to receive further advances under the Equity Distribution Agreement.

RESPONSE: We have added the disclosure as requested.

COMMENT 6: You state that the number of shares of common stock offered is 105,542,499. Please clarify if this is the correct number of shares offered or if the number should be 102,542,499, which is the number shown on the cover page

RESPONSE: We have revised our disclosure to indicate that we are offering 102,542,499 shares.

Risk Factors, page 5

COMMENT 7: The subheadings of several of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please reprise your subheadings to succinctly state the risks you discuss in the text- Please refer to the following risk factors:

o We May Need To Raise Additional Capital Or Debt Funding To Sustain Operations.

o We Are Currently In Default On A Substantial Amount Of Our Debt And Other Obligations.

o Cornell Capital Partners Will Pay Less Than The Then Prevailing Market Price Of Our Common Stock Under the Equity Distribution Agreement.

RESPONSE: We have added the disclosure as requested.

COMMENT 8: The discussion in the risk factor titled "The Price You Pay In
This Offering Will Fluctuate And May Be Higher Or Lower Than The Prices Paid By Other People Participating In This Offering" appears erroneously. Please elaborate

RESPONSE: We have added the disclosure as requested.

We May Not Be Able To Access Sufficient Funds Under The Equity Line Of Credit When Needed, page 10

COMMENT 9: We note your statements that "We are dependent on external financing to fund our operations. Our financing needs are expected to be substantially provided from the Equity Distribution Agreement and the additional secured convertible debentures to be purchased by Cornell Capital Partners." Please clarify here and throughout the prospectus that this prospectus does not seek to register the resale of common stock underlying the convertible debentures to be purchased by Cornell Capital.

RESPONSE: We have added the disclosure as requested.

COMMENT 10: Please include a risk factor that discusses, if true, that a significant portion of the proceeds received under the Equity Distribution Agreement will be used to satisfy debt obligations that are currently in default and that there will be little if any proceeds available for business development.

RESPONSE: We are not using the proceeds from the Equity Distribution Agreement to satisfy our debt obligations that are currently in default.

COMMENT 11: You disclose here, that you had a working capital deficit of $7,351,007 for the year ended September 30, 2004. In your MD&A, you disclose this amount is $7,470,070. Please make the appropriate revisions.

RESPONSE: We have made the appropriate revision.

Forward-Looking Statements. page 10

COMMENT 12: Please remove "will" from the list of words in the third sentence in this section.

RESPONSE: We have revised our disclosure as requested.

Use of Proceeds Received Under the Equity Distribution Agreement, page 13

COMMENT 13: Please clarify that your references to cash advances of $140,000 every seven trading days or $5,000,000 over 24 months represent the gross proceeds prior to the 2 and 5 percent discounts provided to Cornell.

RESPONSE: We have revised our disclosure as requested.

COMMENT 14: Because there is no guarantee that you will be able to negotiate non-cash repayment of your debt obligations, please revise your use of proceeds table to include plans to meet your obligations on this defaulted debt. Please refer to Instruction 1 to Item 504 of Regulation S-B.

RESPONSE: We do not plan to use the proceeds from the Equity Distribution Agreement to pay the obligations of our defaulted debt.

COMMENT 15: Please revise footnote 4 so that the reference to "assumed offering price" reads "assumed market price."

RESPONSE: We have revised our disclosure as requested.

COMMENT 16: Please include in your estimated offering expenses the 8,666,666 shares issued to Cornell Capital and the 333,333 shares issued to Spencer-Clarke. Please also disclose that they are included in the estimate.

RESPONSE: We have revised our disclosure as requested.

Dilution, page 15

COMMENT 17: Please reconcile the figures for the assumed market price used in this section. At one point you assume a price of $0.025 and later in the section you use $0.0160.

RESPONSE: We have revised our disclosure as requested.

COMMENT 18: In the table in this section it appears that your reference to
an "assumed offering price"	should be replaced by a reference to an "assumed
market price." Please revise accordingly.

RESPONSE: We have revised our disclosure as requested

COMMENT 19: In the example provided in this section you state that Cornell would receive a 2% discount to the per-share price equal to $75,500 on the purchase of 25,000,000 shares of common stock. However, the 5% retention fee and offering expenses contemplate the purchase of 75,000,000 shares of common stock. Please revise accordingly.

RESPONSE: We have revised our disclosure as requested

COMMENT 20: Please disclose how you treated the 8,666,666 shares issued to Cornell Capital and the 333,333 shares issued to Spencer-Clarke in your dilution computations. If you did not give effect to them, please disclose why not.

RESPONSE: We have revised our disclosure as requested.

Equity Line of Credit, page 16

COMMENT 21: Please clarify that additional offering expenses will be incurred each time you seek to register additional shares to satisfy the equity line conditions.

RESPONSE: We have revised our disclosure as requested

COMMENT 22: Please disclose in this section that in order to receive the full amount of proceeds under the equity distribution agreement you would have to seek shareholder approval for an increase in the number of your authorized shares.

RESPONSE: We have revised our disclosure as requested

COMMENT 23: In light of the fact that Cornell may sell shares of your common stock corresponding with a particular put on the day notice is received by Cornell, please advise us as to whether the shares committed by you as part of the pre-closing share credit will be available to Cornell to sell during the pricing period.

RESPONSE: Shares committed by us as part of the pre-closing share credit will not be available to Cornell to sell during the pricing period.

COMMENT 24: Please expand your discussion of the equity distribution agreement to include disclosure about the pre-closing share credit. Include disclosure about the timing of when you are required to issue shares and when you will receive payment for those shares. Additionally, pleases disclose that if the number of shares credited prior to the closing turns out to be more than is required based on the closing price that those shares will not be returned to you after closing but rather credited to the next advance.

RESPONSE: Cornell is not requiring any pre-closing share credit. We have revised our disclosure as requested.

Plan of Distribution, page 18

COMMENT 25: We note your statement that under the Equity Distribution Agreement, Cornell Capital has agreed not to engage in any short selling or hedging activity related to your stock. However, in Sections 2.2 and 3.10, Cornell is permitted to sell shares of your stock corresponding with a particular put even if the shares have not been delivered. Please disclose that Cornell can engage in short sales and cover the position with shares issued under the Equity Distribution Agreement.

RESPONSE: We have revised our disclosure as requested.

COMMENT 26: Please disclose that the shares issued to Spencer-Clarke constitute underwriting or dealer compensation. Please refer to Item 508 of Regulation S-B.

RESPONSE: We have revised our disclosure as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

COMMENT 27: Please revise the Management's Discussion and Analysis section to provide discussion and analysis of known trends, demands, commitments, events and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations, rather than a mere narrative recitation of the financial statements. In an effort to assist you in this regard when responding to the comments below, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http-//www.sec.dov/rules/intcrp/33-8350.htm.

RESPONSE: We have revised our disclosure as requested.

COMMENT 28: Please discuss in greater detail the business reasons for the changes between periods in revenue share sales, cost of goods sold-revenue share sales, and general and administrative expenses. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(b) of Regulation S-B and Financial Reporting Codification 501.04.

RESPONSE: We have revised our disclosure as requested.

Results of. Operations

Year Ended September 30, 2004 Compared to the Year Ended September 30, 2003, page 20

COMMENT 29: We note your statement that your ability to place a sufficient number of popcorn machines to generate a profit will be dependent on your ability to raise capital for building and placing machines. Please disclose how many machines you need to place in order to generate a profit and the costs of building and placing these machines.

RESPONSE: We have revised our disclosure as requested.

COMMENT 30: You state that total operating expenses for the year ended September 30, 2003 were $2,232,894. However, total operating expenses in your statement of operations is $1,907,230. Please make the appropriate revisions.

RESPONSE: We have revised our disclosure as requested.

COMMENT 31: Please disclose the reasons for the increase in operating expenses in year ended September 30, 2004 compared to the same period in the previous year.

RESPONSE: We have revised our disclosure as requested.

COMMENT 32: Please elaborate on the consulting fees expended in year ended September 30, 2004 compared to the same period in the previous year and the reasons for the increase.

RESPONSE: We have revised our disclosure as requested.

Year Ended September 30, 2003 Compared to the Year Ended September 30, 2002, page 23

COMMENT 33: You state that you incurred a net loss of $1,915,337 for the year ended September 30, 2003. However, the net loss in your statement of operations is 51,945,337. Please make the appropriate revisions.

RESPONSE: We have revised our disclosure as requested.

Convertible Debentures and Promissory Notes, page 23

COMMENT 34: We note your statement that the issuance of new long-term debt
will be under terms that will	allow you to make payments out of positive cash
flow expected by the third quarter of 2005. Please provide a basis for your expectation of positive cash flow.

RESPONSE: We have revised our disclosure as requested.

COMMENT 35: We note that you have placed $5,000,000 shares of your common stock into escrow, as collateral to secure the promissory note issued to Cornell on February 10, 2005 and that in the event you default on the promissory note, Cornell may take the shares in escrow to pay off the debt under the promissory note. Please clarify that these escrowed shares are not being registered in this offering.

RESPONSE: We have not placed 5 million shares of our common stock into escrow.

Description of Business, page 30

COMMENT 36: Update this section and the rest of the prospectus to the latest practicable date. In this regard, we note your intention to introduce the "Hot Nuts" vending machine during the fourth quarter of 2004. Please update the status of those plans.

RESPONSE: We have revised our disclosure as requested.

COMMENT 37: We note that 63% of your sales in the period ending March 31, 2004 were generated from three customers- Please discuss your dependence on these few major customers in greater detail. Please refer to Item 101(b)(6) of Regulation S -B

RESPONSE: We have revised our disclosure as requested.

COMMENT 38: Disclose the amount of revenues you have recognized under the Canalport revenue sharing agreement.

RESPONSE: We have revised our disclosure as requested.

Products, page 31

COMMENT 39: Disclose whether you have shipped any machines to the international market in 2004.

RESPONSE: We have revised our disclosure as requested.

Marketing, page 33

COMMENT 40: Please describe the expenditures and specific initiatives undertaken into achieve our marketing strategy.

RESPONSE:	We have revised our disclosure as requested.

Competition, page 33

COMMENT 41: Please describe your competitive business condition and your competitive position in the industry in greater detail. Disclose the names of your major competititors and the percentage of the market they control. Please refer to Item 101(b)(4) of Regulation S-B.

RESPONSE: We have revised our disclosure as requested.

Government Regulation, page 34

COMMENT 42: Please explain what you mean by the fact you have obtained certification for the European Community and for Mexico, Normas Officialese Mexicana and obtained listings with Underwriters Laboratory for the United States and with Canadian Underwriters Laboratory.

RESPONSE: We have revised our disclosure as requested.

Management, page 35

COMMENT 43: Please provide your sole director's term of office as required by Item 401(a)(3) of Regulation S-B.

RESPONSE: We have revised our disclosure as requested.

Legal Proceedings, page 37

COMMENT 44: With respect to the legal proceedings described, please provide all of the information required by Item 103 of Regulation. S-B.

RESPONSE: We have revised our disclosure as requested.

Security Ownership Of Certain Beneficial Owners And Management, page 37

COMMENT 45: Because Cornell owns 7.08% of your outstanding stock, it appears that it should be listed as a principal stockholder.

RESPONSE: We have revised our disclosure as requested.

Certain Relationships and Related Transactions, page 38

COMMENT 46: We note that at September 30, 2004, you owed a shareholder of the company $240,000 under a loan payable agreement. Please name the shareholder as required by Item 404 of Regulations S -B.

RESPONSE: We have revised our disclosure as requested.

Stock Purchase Warrants, page 42

COMMENT 47: You present a table that appears to list the outstanding warrants as of January 28, 2005. Tire total amount shown at the bottom on the table of 13,005,000 warrants does not agree to the total amount that you disclose in the preface of 14,655,000. Please revise the table to include all of your outstanding warrants.

RESPONSE: We have revised our disclosure as requested.

COMMENT 48: Please disclose in a footnote to the table what you mean by dollar value in the far right column of the table. Is this the fair value of the warrants or the amount of cash you will receive if these warrants are exercised?

RESPONSE: We have revised our disclosure as requested.

Legal Matters, page 43

COMMENT 49: Please provide the address of counsel who has passed on the validity of the securities covered by your registration statement. Please refer to paragraph 23 of Schedule A. to the Securities Act.

RESPONSE: We have revised our disclosure as requested.

Other Expenses Of Issuance and Distribution

COMMENT 50: It would appear that your estimated expenses total $84,783.61 as opposed to $17,295.20, which is currently listed as the total. Please revise the table accordingly.

RESPONSE:	We have revised our disclosure as requested.

Recent Sales of Unregistered Securities

COMMENT 51: It does not appear that in every case you have cited the exemption under which the private sales of the securities listed in this section occurred. Please name the specific section or rule of the Securities Act that provided the exemption for each sale. Please refer to Item 701 of Regulation S-B.

RESPONSE: We have revised our disclosure as requested.

Signatures

COMMENT 52: We note the following preamble to Mr. Wyman's signature on this registration statement: "in accordance with the Securities Exchange Act, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated" [emphasis added) It appears that the term "registration statement" was meant in place of "deport." Please revise in accordance with the signature requirements of Form SB-2.

RESPONSE: We have revised our disclosure as requested

Legality Opinion

COMMENT 53: Please disclose the assumptions counsel relied upon in providing their opinion.

RESPONSE: We have made all of the assumptions customary in rendering such legal opinions including that all of the corporate records and organizational documents are accurate, authentic and reflect the current status of the Company.

Financial Statements

COMMENT 54: Please include interim financial statements for the period ended December 31, 2004. Please similarly update your financial information throughout the filing. See Item 310(g) of Regulation S -B.

RESPONSE: We have updated the financial statements as required by Item 310(g) of Regulation S-B.

COMMENT 55: Please disclose the amount of research and development costs you have incurred for each fiscal year ended September 30, 2004 and 2003. Please also revise your disclosure in MD&A on page 35 accordingly. See paragraph 13 of SFAS 2.

RESPONSE: We have not incurred any research and development costs to date.
We have revised the MD & A to disclose that these expenses are not research and development fees.

Balance Sheet, page F-2

COMMENT 56: Help us to understand why you are including the beneficial conversion feature in stockholders' deficit as opposed to treating it as a debt discount as discussed in EM 98-5. Please disclose the amortization period of the beneficial conversion feature as well., See paragraphs 7 and 9 of EITF 98-5. Please also show us your calculations for computing the beneficial conversion feature.

RESPONSE: We have revised the financial statements to present the beneficial conversion feature as a discount on the notes payable and added a footnote disclosure related to the net notes payable. The conversion feature was calculated based on the difference of market price on the date of the note and the conversion rate times number of shares to be converted to. It will be amortized over12 months, the term of the notes.

Statements of Operations, page F-3

COMMENT 57: Please include inventory impairments, such as the one you recorded in the year ended September 30, 2003, in cost of goods sold as required by EITF 96-9_ Please ensure that your auditors refer to the reclassification in their audit report and the footnote that further discusses the reclassification. In a footnote, please discuss the reclassification adjustment and reconcile in table format from gross profit (loss) as originally reported to gross profit
(loss) as restated with the inventory impairments shown as a reconciling item.

RESPONSE: We have revised the inventory impairment presentation as required by EITF 96-9. In addition, our auditors have revised their audit report and our footnotes to discuss the reclassification and presented a table to show the effect of the reclassification.

Note 3- Consulting Agreement on Acquisition of Branax, LLC, page F-9

COMMENT 58: Please disclose more information about how you accounted for the value of the shares issued under your consulting agreement with the former President and Chief Executive Officer of Branax.

RESPONSE: We have updated the disclosure in Note 3 to state how the shares were valued.

Note 4- Summary of Significant Accounting Policies, page F-9

COMMENT 59: Please disclose the types of expenses that you include in the cost of goods sold line items and the types of expenses that you include in the administrative and general expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line items. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

o In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

o In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as administrative and general expenses.

RESPONSE: We have updated Note 4 to include what costs are included in cost of goods sold. The Company does not currently exclude a portion of these expenses.

Revenue Recognition, page F-9

COMMENT 60: Page 33 indicates you have two types of revenue sharing programs-one where you pay a percent of the gross sales to the third party and another where the third party operator pays you a shave of the revenue. Please disclose each type of revenue sharing program in the footnote and whether you record gross or net revenues for each type, including your basis for that treatment.

RESPONSE: We have revised our footnotes to include disclosure of our revenue sharing programs. We record the revenue from each program at the gross sales amount and we record commissions paid as a cost of sales. The company owes all the machines, is reasonable for all the costs at each location, including cost in excess of revenues.

Rental Equipment, page F-10

COMMENT 61: Please tell us how you concluded upon an estimated useful life of seven years.

RESPONSE: We based the estimated useful life of the rental equipment on our historical experience on the useful life of this equipment.

Net Loss per Share, page F-11

COMMENT 62: Please disclose how you are treating the 333,333 restricted shares you have issued to Spencer-Clarke in computing both your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128. Please also disclose the restrictions that apply to these shares.

RESPONSE: We treated the 333,333 shares that are issuable to Spencer
Clarke as outstanding on the date they are issued and all future return provision or contingencies have been satisfied in accordance with paragraph 10 of SPAS 128. The shares are restricted under rule 144 and there are no further restrictions on the issued shares.

COMMENT 63: Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128. Please also disclose the restrictions that apply to these shares.

RESPONSE: We have updated the footnotes to disclose the number of antidilutive shares for each type of security in accordance with paragraph 40(c) of SFAS 128.

Note 6-Notes Payable, page F-14


COMMENT 64: Please also disclose on page F-17 the number of shares you agreed to issue as loan incentives during each period presented and the value of these shares when you agreed to issue them. Please also disclose when you intend to issue all of these shares and how you are treating these loan incentives in your statement of operations for each period presented.

RESPONSE: We have updated our disclosure on page F-17 for the number and value of share issuance for each period. The Company intends to issue these shares by May 31, 2005.

Note 8- Commitments and Contingencies

COMMENT 65: Please identify your obligations under your capital leases.
Please also disclose the gross amount of assets recorded under capital leases, as well as the future minimum lease payments in the aggregate and for each of the five succeeding fiscal years. See paragraph 16(a) of SFAS 13.

RESPONSE: We currently do not have any obligations under capital lease arrangements.

Litigation, page F-20

COMMENT 66: Litigation is a normal cost of business. Based upon your disclosures, your litigation is primarily with vendors and employees. Vendors and employees are instrumental to your normal business operations. Please explain to us why you excluded the loss on legal settlement lien item and the litigation expense line item from your operating loss. Otherwise, please revise your financial statements to include these line items in your operating loss subtotal and ensure that your auditors refer to the reclassification in their audit report and the footnote that further discusses the reclassification. In a footnote, please discuss the reclassification adjustment and reconcile in table format from operating loss as originally reported to operating loss as restated with each of these line items shown as a separate reconciling item.

RESPONSE: We have reclassified the statement of operations to include the loss from litigation as a normal operating expense. In addition, we have presented a table reconciling our restatement from other expenses to operating expenses.

Note 9 - Shareholders' Deficit, page F-20

Common Stock, page F-20

COMMENT 67: You disclose here that you have 16,467,407 shares of committed stock at September 30, 2004. You present 15,045,000 shares of committed stock in your balance sheet. Please make the appropriate revisions.

RESPONSE: We have revised the balance sheet for the correct number of shares to be issued.

Stock Option Plan, page F-23

COMMENT 68: Please disclose in tabular format your comparisons as of reported earnings amounts to the pro forma earnings amounts as if you had fully adopted SFAS 123. See paragraph 45.c. of SFAS 123, as amended by SFAS 148. Please be sure to include both the line items required by paragraphs 45.c.(2) and (3) of this SFAS.

RESPONSE: We have disclosed that the pro forma information is not presented as the difference is not material.

Stock Purchase Warrants, page F-23

COMMENT 69: For each issuance of stock warrants, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

RESPONSE: We have revised the footnotes for the fair value of the warrants issued and the reason for the issuance. We have also disclosed the appropriate method for valuing the warrants to non-employees.

Note 12- Segment Information, page F-25

COMMENT 70: Please provide a reconciliation of your total assets and loss from operations for 2003 and 2004 to your financial statements. See paragraphs 32(b) and (c) of SFAS 131.

RESPONSE: We have revised the footnote to reconcile to the total assets and loss from operations for 2003 and 2004 to our financial statements.

Prospectus, page 45

COMMENT 71: You state that the number of shares of common stock offered is 107,542,499. Please clarify if this is the correct number of shares offered or if the number should be 102,542,499.

RESPONSE: We have revised our disclosure as requested

COMMENT 72: The total of your estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered does not appear to total correctly. Please revise.

RESPONSE: We have revised our disclosure as requested

FORM 10-KSB-FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comments applicable to your overall filing

COMMENT 73: Please address the above comments in your future Forms 10-KSB and 10-QSB. If any comments above require and amendment to your financial statements, please similarly amend your Form 10-KSB.

RESPONSE: We acknowledge your comment and have addressed it in our amended form
	  10KSB/A and will comply in all future filings.

Item 14 - Controls and Procedures, page 44

COMMENT 74: Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. See Item 307 of Regulation S-B. Please disclose the results of your evaluation under Item 8A, not Item 14.

RESPONSE: We have revised our disclosure as requested

COMMENT 75: Please disclose, under each of the following captions, the aggregate fees billed in each of the last two years and the nature of the services comprising the fees:

o Audit Fees
o Audit-Related Fees
o Tax Fees
o All Other Fees

Please disclose this information under Item 14 -Principal Accountant Fees and Services.

RESPONSE:We have revised our disclosure as requested

Exhibit 31.1 - Certification

COMMENT 76: Disclosure controls and procedures are now defined in Exchange
Act Rules 13a-15(e) and 15d-I5(e). See SEC Release 33,8238, which became effective August 14, 2003. Please file an amendment to your Form 10-KSB to include certifications that conform to -the format provided in Item 601(b)(31) of Regulation S -B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-KSB in its entirety.

RESPONSE: We have made the necessary correction.

If you should have any questions, please feel free to contact me.

Sincerely,

/s/ Mel Wyman
-------------
Mel Wyman

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